UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported): December 28, 2022

THE CHOSEN, LLC

(Exact name of registrant as specified in its charter)

Delaware	82-3246222
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

4 South 2600 West, Suite 5
Hurricane, UT 84737

(Full mailing address of principal executive offices)

Issuer’s telephone number, including area code: (435) 767-1338

Title of Securities issued pursuant to Regulation A: Series B Common Stock

Item 9. Other Events

Election of New Directors

On December 28, 2022, the board of directors (the “Board”) of The Chosen, Inc. (the “Company”), formerly known as The Chosen, LLC, elected Cris Doornbos, Matt Rearden, Brooke Asiatico and David Bagheri to the Board, effective as of December 28, 2022.The biographical information of the new directors is set forth below.

Cris Doornbos

Mr. Doornbos is a 39-year veteran in the publishing, media, and educational spaces of music, books and curriculum. Mr. Doornbos currently serves as Chief Executive Officer and founder of Leadership Shaping LLC, a company focused on helping CEOs improve performance by transforming their organization’s culture, leadership, and governance. From 2005 to 2021, Mr. Doornbos was CEO of David C. Cook, a nonprofit Christian publisher based in Colorado Springs, Colorado, successfully re-imagining, re-investing and re-inventing the company’s three different business units of music, books, and curriculum on a global scale. From 1997 to 2005, Mr. Doornbos was Executive Vice President at Zondervan Publishing, an international Christian media and publishing company located in Grand Rapids, Michigan, where he developed global strategies for growth. He has also served as Board Chairman for Evangelical Christian Publishers Association (ECPA), President of the Church Music Publishers Association (CMPA), and as Board Chair for Fellowship of Christian Athletes (FCA) for the Southern Colorado region, as well as a member of the FCA State Board of Colorado. Mr. Doornbos previously served as a committee member of The Advisory Committee for the Economic Development in Colorado Springs. He holds a Bachelor of Arts in Organizational Leadership from Calvin University.

Matt Rearden

Mr. Rearden is an experienced attorney and Chief Operations Executive. He currently serves as Chief Operating Officer for Maxwell Leadership, Inc, a global provider of leadership training and development. From 2018 to 2022, Mr. Rearden served as Chief Operating Officer for Four Star Homes, a real estate sales and brokerage company. From 2010 to 2018, Mr. Rearden held various positions with SeaWorld Parks and Entertainment, Inc., including Sr. Business Development Officer, VP of Business Affairs, and Assistant General Counsel. Between 2001 and 2010, Mr. Rearden held several positions with International Speedway Corporation, including Managing Associate General Counsel and Corporate Counsel. He holds a Juris Doctorate from Florida State University and a Bachelor of Science in finance from Oral Roberts University, where he also serves on the Board of Trustees.

Brooke Asiatico

Ms. Asiatico is a practicing attorney with significant expertise in the not-for-profit, tax-exempt organizations sector. She currently serves as Managing Partner for Asiatico & Associates, PLLC, a firm she founded in 2006. Ms. Asiatico and her firm serve as General or Special Counsel to organizations of all sizes, including many of the largest non-profit, tax-exempt corporations in the United States, and their interests throughout the world. Formerly, she was a Partner at Brewer, Sr., Asiatico & Associates, LLP from 2004 - 2006. She holds a Juris Doctorate from the University of Texas School of Law (2003) and a Bachelor of Science in Government and Politics from The University of Texas at Dallas (2000).

David Bagheri

Mr. Bagheri is a social and business entrepreneur. He currently serves as Chief Executive Officer of Hillsong Music and Invorto LLC, the largest music export from Australia in the Christian Music Industry, with over 25 years of releasing albums resulting in 10 that have gone platinum and a Grammy Award in 2018. Since 2019, Mr. Bagheri also serves as a non-executive Director of Lind Motor Group, a family owned and operated automotive retailer since 1992. From 2017 to 2019, Mr. Bagheri was Chief Executive Officer and Co-founder of Precision Tech, Inc a Workforce Management Platform was launched in 2018 as a one-system approach to back-office technology. From 2013 to 2019, Mr. Bagheri held several positions with Precision Global Consulting, including Managing Director and Director of International Business. From 2010-2013, Mr. Bagheri was the National Development Manager for Many Rivers Microfinance, a social enterprise in Australia providing microenterprise support to Indigenous and other Australians. From 2005-2010 Mr. Bagheri was a Centre Manager at Hillsong CityCare, a social welfare organisation working in Sydney.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

THE CHOSEN, INC.

By:	/s/ Derral Eves
Name:	Derral Eves
Title:	Chief Strategy Officer

Dated: January 19, 2023